SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 20, 2007

SMURFIT KAPPA FUNDING PLC

(formerly known as JSG Funding plc)

(Translation of registrant’s name into English)

Beech Hill

Clonskeagh

Dublin 4

Ireland

Telephone: +353 (1) 202-7000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Not for release, publication or distribution to any Italian Person or in, or into Italy

NOTICE RELATING TO OFFER TO PURCHASE FOR CASH AND
SOLICITATION OF CONSENTS TO PROPOSED AMENDMENTS
RELATING TO

Dollar Denominated 9 5/8% Senior Notes due 2012

and

Euro Denominated 10 1/8% Senior Notes due 2012

of

SMURFIT KAPPA FUNDING PLC

July 19, 2007 — Smurfit Kappa Funding plc, formerly known as JSG Funding plc (the “Company”), today announced that it has launched a cash tender offer (the “Tender Offer”) and solicitation of related consents relating to all of the Company’s outstanding 9 5/8% Dollar Senior Notes due 2012, of which $72,119,000 are outstanding (the “Dollar Notes”), and 10 1/8% Euro Senior Notes due 2012, of which €33,070,000 are outstanding (the “Euro Notes,” and together with the Dollar Notes, the “Notes”), as described in the Offer to Purchase and Consent Solicitation Statement dated as of July 19, 2007 (the “Statement”).

Concurrently with the Tender Offer, the Company is soliciting the consent from holders of the Notes (the “Consent Solicitation”, and together with the Tender Offer, the “Offer”) to amendments to the indenture governing the Dollar Notes (the “Dollar Indenture”) and the indenture governing the Euro Notes (the “Euro Indenture”, and together with the Dollar Indenture, the “Indentures”), that will eliminate substantially all of the restrictive covenants and modify certain of the events of default and other provisions in the Indentures (the “Proposed Amendments”). A holder who validly tenders Notes prior to the Consent Date (as defined below) pursuant to the Offer will be deemed to consent to the Proposed Amendments.

The principal purpose of the Offer is to acquire all of the outstanding Notes to improve the expected cost of the outstanding debt of the Company and to eliminate substantially all of the restrictive covenants and to modify certain of the events of default and other provisions in the respective Indenture.

The following table summarizes the pricing terms for the Total Consideration (which is based on the yield of the Reference Security plus the Fixed Spread and includes the Consent Payment, as shown below), the Consent Payment and the Purchase Price (Total Consideration minus Consent Payment) for each $1,000 aggregate principal amount of Dollar Notes and for each €1,000 aggregate principal amount of Euro Notes. Pricing will occur at or around 2:30 p.m., London time, 9:30 a.m., New York City time, on August 2, 2007, in accordance with standard market practice and as further specified in the Statement.

Security Description	ISIN/Cusip No./ Common Code	Outstanding Principal Amount	Earliest Redemption Date	Price on the Earliest Redemption Date	Reference Security	Fixed Spread	Consent Payment
9 5/8% Dollar Senior Notes due 2012	US58282PAJ03 58282PAJ0	$72,119,000	October 1, 2007	$1,048.13	4.25% UST due October 31, 2007	50 bps	$20 per $1,000
10 1/8% Euro Senior Notes due 2012	XS0155417842 XS0167358331 015541784 016735833	€33,070,000	October 1, 2007	€1,050.63	2.25% BKO due September 14, 2007	50 bps	€20 per €1,000

To receive the Total Consideration holders of Notes must validly tender their Notes prior to 5:00 p.m. London time, Noon, New York City time, on August 2, 2007 unless extended (such time and date as the same may be extended, the “Consent Date”). Holders who validly tender their Notes after the Consent Date will be eligible to receive only the Purchase Price.

The Offer expires at 5:00 p.m. London time, Noon, New York City time, on August 16, 2007 unless extended by the Company by press release or notice to the Tender Agents in the manner provided in the Statement (such time and date as the same may be extended, the “Expiration Date”).

The Offer is being made in connection with, and is conditioned upon, among other things, the satisfaction of the Financing Condition as defined in the Statement. The Company reserves the right to amend or waive the terms of the Offer.

The Offer is being made solely pursuant to the Statement, which more fully sets forth and governs the terms and conditions of the Offer, as well as sets forth additional information about the terms of the Offer, how to tender Notes and deliver Consents and conditions to the Offer. The Statement contains important information that should be read carefully before any decision is made with respect to the Offer.  In deciding whether to participate in the Offer, each holder should carefully consider the factors set forth under “Certain Significant Considerations” in the Statement.

This Announcement includes forward-looking statements. These forward-looking statements include all matters that are not historical facts. Actual events or results may differ materially from those made in, or suggested by, the forward-looking statements contained in this Announcement.

Deutsche Bank is acting as sole Dealer Manager in this Offer.

Further details on the Offer and a copy of the Statement can be obtained from:

Dealer Manager:

Deutsche Bank AG, London Branch
Liability Management Group
Tel: +44 (0)20 7545 8011
email:  liability.management@db.com

Tender Agents and Depository Agent:

Deutsche Bank AG, London Branch
TSS — Restructuring Services Group
Tel: +44 20 7547 5000
email:  xchange.offer@db.com

Deutsche Bank Luxembourg S.A
TSS — Restructuring Services Group
Tel: +352 421 22 460

Information Agent:

D.F. King & Co., Inc.
Banks and Brokers call: +1 212 269-5550 (collect)
All others call toll free: +1 800 859-8511

OFFER RESTRICTIONS

This Announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities. This Announcement is also not a solicitation of consents to the proposed amendments to the Indentures. No recommendation is made as to whether holders of the Notes should tender their Notes or give their consent.

Neither this Announcement nor the Offer to Purchase and Consent Solicitation Statement constitutes an invitation to participate in the Offer in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such invitation under applicable securities laws.  The distribution of this Announcement or the Offer to Purchase and Consent Solicitation Statement in certain jurisdictions may be restricted by law.  Persons into whose possession this Announcement or the Offer to Purchase and Consent Solicitation Statement come are required by each of the Company, the Dealer Manager,  the Tender Agents, Depository Agent and Information Agent to inform themselves about, and to observe, any such restrictions.

United Kingdom.   This document is for distribution and must be passed on only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 43(2) of the Financial Promotion Order (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Promotion Order, (iv) are outside the United Kingdom, or (v) are persons to whom this document and such documents or materials can otherwise be lawfully communicated or caused to be communicated (all such persons together being referred to as “relevant persons”).  This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document is available only to relevant persons and will be engaged in only with relevant persons.

Republic of Italy.   Neither the Offer nor any of the information contained herein constitutes an offer or an invitation to offer or a promotional message of any form to any person (natural or legal) resident in the Republic of Italy to purchase or acquire the Notes, within the meaning set forth in articles 1, lett. (v), and 102 ff., of Legislative Decree February 24, 1998, n. 58. The Offer is not being made and will not be made, directly or indirectly, in or into, whether by mail or by any means or other instrument (including, without limitation, telephonically or electronically) or any facility of a national securities exchange publicly or privately available in the Republic of Italy. Tenders should not be made pursuant to the Offer by any such use, means, instrument or facility or from within the Republic of Italy. Doing so may render invalid any purported tender. Accordingly, copies of the Statement and any related documents may not be mailed or otherwise forwarded, distributed or sent in, into or from the Republic of Italy and persons receiving such documents must not forward, distribute or send them in or into or from the Republic of Italy. Any person who may have a legal or contractual obligation to forward the Statement and any related documents in the

Republic of Italy should read the Statement before doing so. No prospectus will be lodged with, or registered by, the Commissione Nazionale per le Società e la Borsa in respect of the Offer. Accordingly the Notes may not be tendered or sold in the Republic of Italy and neither the Statement nor any other material relating to the Offer may be distributed or made available in the Republic of Italy.

Belgium.   In Belgium, the Offer is not, directly or indirectly, being made to, or for the account of, any person other than to professional or institutional investors referred to in article 3, 2° of the Belgian royal decree of July 7, 1999 on the public character of financial operations, each acting on their own account.  This document has not been and will not be submitted to nor approved by the Belgium Banking, Finance and Insurance Commission (Commission Bancaire, Financière et des Assurances/Commissie voor het Bank, Financie en assurantiewezen) and, accordingly, may not be used in connection with any offer if Belgium except as may otherwise be permitted by law.

France.   The Offer is not being made, directly or indirectly, to the public in France. Only qualified investors (Investisseurs Qualifiés), as defined in Article L. 411-2 of the French Code Monétaire et Financier and decree no. 98-880 dated October 1, 1998 are eligible to accept the Offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2007	SMURFIT KAPPA FUNDING PLC

	By:	/s/ Ian J. Curley
Ian J. Curley
Director and Chief Financial Officer